[LETTERHEAD]

San West, Inc.

10350 Mission Gorge Road

Santee, California 92071

Date:

January 7, 2011

Ms. Effie Simpson

Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
Tel: 202-772-9210
Fax: 202-772-9210

Re:

San West, Inc.

Comments on Form 10-K for the year ended December 31, 2010 and Form 10-Q for the period ended September 30, 2010

File No. 0-28413

Please find enclosed our responses to your comments faxed to us on November 30, 2010.   Please feel free to contact Frank Drechsler at 714-968-9230 (phone), 714-968-6840 (fax) or fjdrechsler@yahoo.comif you have any questions or require further information.

Cordially,

/s/ Frank Drechsler

Frank Drechsler

1. Note D - Goodwill – We note that pursuant to ASC 350-20-45-2 losses resulting from the impairment of goodwill are required to be reflected in the statement of operations such that the loss is included in operating income and not as an item of other income and expense.  We will make sure to reflect these losses properly in future filings.

2. Note D - Goodwill – We will include the following disclosure as a footnote to our 2010 Form 10-K financial statements and Critical Accounting Policies, respectively:

FINANCIAL STATEMENT FOOTNOTE

On August 20, 2008, the Company executed an Asset Purchase and Stock Transfer Agreement for 100% of the outstanding ownership interests in Buggy World, Inc.  The total purchase price was $613,202 paid with $350,000 cash and $263,202 of promissory notes to Cambio Enterprises (See Note __, Subsidiary Purchase Loan).  Identifiable tangible assets acquired were valued at $394,102 leaving $219,100 recorded as goodwill.

On September 5, 2008, the Company purchased certain rights, title and interest to Johnson’s Bug Machine for $15,000 which was recorded to goodwill.  Payments were due $5,000 after completion of the first referred job is complete and $1,000 per month thereafter.  This obligation was non-interest bearing.  In October 2009, the Company settled this debt for a $5,000 cash payment and full release netting the Company a $10,000 gain on the forgiveness of debt recorded as other income in our 2009 Statement of Operations.

During 2009, the Company impaired the full value of the goodwill associated with the merger between the San West, Inc and Human BioSystems, Inc. (See Note _, Merger)

As of December 31, 2010, we have recorded goodwill of $234,100 in connection with our acquisition of Buggy World, Inc. on August 20, 2008 ($219,100) and Johnson’s Bug Machine ($15,000) on September 5, 2008.  Goodwill represents the excess of the purchase price over the fair value of current financial assets, property and equipment, and separately reportable intangible assets.  The tangible assets, intangible assets, and goodwill acquired are then assigned to reporting units. Goodwill is then tested for impairment at least annually for each reporting unit.  Step one of the goodwill impairment test involves comparing the fair value of the reporting unit to its carrying value.  If the fair value exceeds the carrying value, no further testing is required.  If the carrying value exceeds the fair value, a step two test must be performed.  Step two includes estimating the fair value of all tangible and intangible assets.  The fair value of goodwill is then estimated by subtracting the fair value of tangible and intangible assets from the fair value of total assets determined in step one.  The goodwill impairment is the excess of the recorded goodwill over the estimated fair value of goodwill.

Pursuant to ASC 350-20-35-22 quoted market prices in an active market are the best evidence of fair value and should be used as the basis for measurement, if available.  There are active markets for our reporting units which are comprised of our company as a whole given that the goodwill balance relates directly to our existing business.  Accordingly, we determined our goodwill balance passed step one of the goodwill impairment test.  Thus, no impairment of goodwill existed as of or has been recorded for the year ended December 31, 2010.

We acknowledge the uncertainty surrounding the key assumptions that drive the estimated fair value.  Any material negative change in the fundamental outlook of our business, our industry or the capital market environment could cause the business unit to fail step one.  Accordingly, we will be monitoring events and circumstances each quarter (prior to the annual testing date) to determine whether an additional goodwill impairment test should be performed.

CRITICAL ACCOUNTING POLICY

Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are no longer amortized, but are evaluated for impairment annually, or immediately if conditions indicate that impairment could exist.  The evaluation requires a two-step impairment test to identify potential goodwill impairment and measure the amount of a goodwill impairment loss.  The first step of the test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss.  Both steps of the goodwill impairment testing involve significant estimates.

3. Note G – Floorplan Notes Payable – We will expand upon our disclosure relating to the applicable interest rates charged to the Company on our floorplan notes payable with our 2010 10-K.

4. Note H – Notes Payable – The two original debentures to Dutchess were executed on November 6, 2006 ($1,200,000 face amount $236,500 3/31/09 balance) and May 15, 2007 ($462,000 face amount $86,000 3/31/09 balance).

Any beneficial conversion feature that may have been recognized would not be relevant to the financial statements for the post-merger reporting which occurred on June 5, 2009 as these transactions occurred prior to the merger.   Both notes were in default as of March 31, 2009 as mentioned on page F-10 of Form 10-Q filed on May 15, 2009.  As a result of the default, Dutchess had the right to increase the face amount of the debentures by 10% of the face amount as an initial penalty and 2.5% of the face amount per month as liquidated damages.  As of March 31, 2009, Dutchess had not elected this right.  However, in May 2009, the Company commenced settlement negotiations with Dutchess on the liquidated damages associated with the Company’s default.  Then, as a result of the merger between Human BioSystems and San West (close date June 5, 2009), Dutchess elected to exercise their right to impose penalties under the original notes and on June 11, 2009 agreed to a $327,526 increase in the face amount of the debentures to $650,000.  Both notes contain a conversion feature that became exerciseable only upon default.  As a result of the default status of the notes, Ducthess currently has the right to convert the notes at a conversion price equal to 80% of the closing bid price of our common stock on the day prior to the conversion date.  All conversions of Dutches’s debentures performed according to the methodology contained in the original notes.

5. Note H – Notes Payable – See discussion to #4 above.  The notes are converted according to the original terms of the debentures.

6. Note L – Merger –

Pursuant to ASC 805-10-15-2, the guidance in Topic 805, Business Combinations, applies to all entities with specific qualifications and exceptions in paragraph ASC 805-10-15-4.  Under ASC 805-10-15-4, the item applicable to our merger is ASC 805-10-15-4(b) which states “The acquisition of an asset or a group of assets that does not constitute a business or a nonprofit activity”.  Pursuant to ASC 805-10-55-4 through 9, Definition of a Business, Human BioSystems (“HBS”) does qualify as a business.  Thus, we applied the guidance in Topic 805 and specifically ASC 805-30-30-1, Measurement of Goodwill, and ASC 805-40-30-2, Measuring the Consideration Transferred.  Moreover, pursuant to 17 CFR Part 230.405:

Shell company. The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§229.1101(b) of this chapter), that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Note: For purposes of this definition, the determination of a registrant's assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant's balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination.

While the operations of HBS were reduced from prior levels of activity, we believe HBS was not a shell corporation and was compliant with item (1) and (2) above in that Management's plan was to raise financing of approximately

$4,000,000 or to seek merger partners to continue with the business or another business.  The $4,000,000 or a merger partner would have allowed HBS to continue with the business to develop the technology for preservation of certain biologic material, including platelets, red blood cells, heart valves, tissue and organs for which the Company was in the twelfth year of research and development activities.  HBS was also open to merging with a company to pursue other business opportunities, which is what eventually happened as a result of the merger with San West.  The merger with San West did not preclude HBS from continuing its original business pursuits.  However, as a result of the merger, the parties thereto agreed to allow HBS six months to sell their assets to a non affiliated third party which terms and assets are described in paragraph 12(e) and Attachment E, respectively, to the Plan and Agreement of Triangular Merger Between HBS, HBS Acquisition Company and San West, Inc., dated April 7, 2009 and filed as exhibit 21 to our 8-K/A filed on June 9, 2009.  The assets were valued at the consideration of $547,816.80 as described in Attachment E.

In addition, HBS incurred total operating expenses of $1,023,400 for the year ending December 31, 2008 as compared to $1,959,200 for the year ended December 31, 2007.  While the 2008 operating expenses were less than 2007, they were still significant and demonstrate HBS’s continued non nominal operations shortly before the merger with San West.

Based on the foregoing, we believe that accounting for the merger pursuant to ASC 805 was appropriate.

7. Note L – Merger – The $28,000 reflected in the statement of cash flows was a payment to HBS pursuant to the merger agreement, was part of the purchase price and is defined in the merger agreement filed as Exhibit 2.1 (Plan of Acquisition, Item 12, Page 4), to Form 8-K/A filed on June 9, 2009.  The agreement states $25,000, but the actual amount paid ended up being $28,000.

8. Executive Compensation – Frank Drechsler did not receive compensation and no compensation was accrued during 2009 as the time he spent on the business was nominal as Mr. Drechsler’s primary business pursuits were towards the business of Krinner USA Inc.  If The Company was to accrue salary for Mr. Drechsler, the amount would not exceed $2,000 per month or $24,000 which is approximately 1.7% of the fiscal year reported SG&A expense of $1,375,186.  Additionally, Bryan Britton, CFO was the principle officer in charge of day to day activities and his employment was full-time.  Accordingly, Mr. Britton received $130,000 during 2009.

FORM 10-Q FOR THE ERIOD ENDED SEPTEMBER 30, 2010

9. Consolidated Statement of Stockholder’s Deficit – The 4,087,270 shares were canceled on June 22, 2010.  The cancellation of these merger related shares was a result of the Investment Agreement (See comment # 10 below) being declared effective and Dutchess relieving their holdings of restricted securities in anticipation of receiving freely tradable Put Shares and needing to remain below their contractually obligated 4.99% of ownership of Company stock after giving effect to the anticipated new issuances of Put Shares.

Pursuant to ASC 505-30-30-7, the cost of treasury shares shall be reflected in capital.  Since the stock has no par value and the cancellation did not require any cash outlays by the Company, no value should have been assigned to these shares and the cancellation should only affect the calculation of weighted average shares outstanding used in the calculation of earnings per share on our statement of operations.

Based on the foregoing, it appears that we may have inadvertently recorded other income of $122,618 when we should not have recorded any financial statement impact for this cancellation.  See Adjustment Reconciliation below.

10. Consolidated Statement of Stockholder’s Deficit – Dutchess received 2,093,145 shares in conjunction with the Investment Agreement (also known as the Equity line of Credit) as described in our S-1, page 3, filed on April 28, 2010 as follows:

“In addition to the shares to be issued pursuant to the Equity Line of Credit, we have agreed to issue to Dutchess $400,000 worth of our common stock, or 2,093,145 shares as a Commitment Fee.  The amount of shares issued was determined by dividing the amount of the Commitment Fee by the lowest closing Best Bid price of our common stock for the 10 Trading Days immediately preceding December 18, 2009, the date of the Investment Agreement.  Such shares are covered by the Registration Rights Agreement executed in connection with the Investment Agreement, and are included in the registration statement with respect to this prospectus.”

The 2,093,145 share commitment fee was essentially issued as an inducement to enter the Equity Line of Credit and is customary for this type of transaction.  The terms of the Commitment Fee from the Investment Agreement dated December 18, 2009 is as follows:

(R) COMMITMENT FEE.  The Issuer agrees to issue to the Investor four hundred thousand dollars ($400,000) worth of common stock as a Commitment Fee. The Commitment Fee shall be paid upon execution of this Agreement.  The amount of shares issued will be determined by dividing the amount of the Commitment Fee by the lowest closing Best Bid price of the Issuer's Common Stock for the ten Trading Days immediately preceding the date of this Agreement. Such Common Stock shall be subject to the same Registration Rights as the Commitment Amount, excluding the current registration statement on file, file number 333-156706.

The ability of the Company to put shares to the company and receive financing was contingent on the S-1 being declared effective.  Without an effective S-1, the Company would not have been able to put any Put Shares to Dutchess.  Without an effective S-1, the Company would not have issued the Commitment Fee shares.  The S-1 was declared effective on 6/21/10.  The shares were issued on 6/25/10.  It appears that we may have overstated stock compensation expense related to this issuance as follows:

Commitment amount (12/18/09)

$400,000

Commitment shares due

 (12/18/09)

2,093,145

Price per share

$0.191

Commitment amount (12/18/09)

$400,000

Commitment shares issued (6/25/09)

2,093,145

Commitment shares issuable based on commitment amount

11,111,111 ($400,000 / $0.036)

Price per share (S-1 EFFECT date 6/21/10)

$0.036

Commitment share value on effective date

$75,353 (2,093,145 x $0.036)

Overstated stock compensation expense

$324,647 ($400,000 - $75,353)

Dutchess does not intend to seek 9,017,966 (11,111,111 – 2,093,145) additional shares to reach the commitment amount of $400,000.  Thus, we have included this proposed adjustment in the Adjustment Reconciliation below.

11. Consolidated Statement of Stockholder’s Deficit – Upon review of our financial statements we have discovered Q3 2010 unrecorded expense associated with a beneficial conversion feature contained in one of our outstanding notes that totals $64,937 and is the result of two debt modifications to the Seacoast debt described under item #1 to NOTE H – NOTES PAYABLE on our Form 10-Q for the three and nine months ended September, 30, 2010.  See Adjustment Reconciliation below.

12. Note L – Investment Agreements – Under the investment Agreement, the purchase price of our securities is 92% of the lowest closing bid price of the common stock during the five consecutive trading days following the Company’s notice to Dutchess of our election to put shares to Dutchess.  The Company does not recognize expense for the 8% discount.  Dutchess in effect acts as a vehicle for the Company to be able to finance our operations through the Investment Agreement and they reasonably expect to make a small profit or commission which in this case is theoretically 8% assuming no volatility in our stock price.  In accounting for the discount, we rely on Title 17, 230.141; SFAS No. 141, Business Combinations, Paragraph 24; and IAS 32 Financial Instruments, SIC 17.  We treat the discount as an issuance cost.  As such, the value of the stock issuance is reduced by the 8% discount and each issuance is reflected at 92% in our common stock equity balance with no expense booked to the statement of operations.

IAS 32 Financial Instruments; SIC 17 states that transaction costs, defined as incremental external costs directly attributable to an equity transaction, should be accounted for as a deduction from equity. The Interpretation applies to transactions involving the issuance or acquisition of instruments of the reporting enterprise that are classified by that enterprise as equity and result in a net increase or decrease to equity.

SFAS No. 141, Business Combinations, Paragraph 24. “The cost of an entity acquired in a business combination includes the direct costs of the business combination. Costs of registering and issuing equity securities shall be recognized as a reduction of the otherwise determinable fair value of the securities.”

§ 230.141   Definition of “commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commissions” in section 2(11), for certain transactions.

(a)

The term commission in section 2(11) of the Act shall include such remuneration, commonly known as a spread, as may be received by a distributor or dealer as a consequence of reselling securities bought from an underwriter or dealer at a price below the offering price of such securities, where such resales afford the distributor or dealer a margin of profit not in excess of what is usual and customary in such transactions.

(b)

The term commission from an underwriter or dealer in section 2(11) of the Act shall include commissions paid by an underwriter or dealer directly or indirectly controlling or controlled by, or under direct or indirect common control with the issuer.

(c)

 The term usual and customary distributors' or sellers' commission in section 2(11) of the Act shall mean a commission or remuneration, commonly known as a spread, paid to or received by any person selling securities either for his own account or for the account of others, which is not in excess of the amount usual and customary in the distribution and sale of issues of similar type and size; and not in excess of the amount allowed to other persons, if any, for comparable service in the distribution of the particular issue; but such term shall not include amounts paid to any person whose function is the management of the distribution of all or a substantial part of the particular issue, or who performs the functions normally performed by an underwriter or underwriting syndicate.

13. Note M – Subsequent Events – The October 22, 2010 4.5 million share issuance related to services performed in 2009 and were originally valued at $279,244 in 2009 based on the relevant closing stock prices in 2009.  The Corporate Consulting Agreement provided for renumeration at the beginning of each quarter whereby 1.5 million shares was due on 1/1/09, 4/1/09, 7/1/09 and 10/1/09 for a total of 6 million shares to be issued.  1.3 million shares were issued on March 17, 2010, 4.5 million shares were issued on October 22, 2010 and the remaining 200,000 were issued prior to December 31, 2010.  The expense and de facto issuance recognition for EPS purposes is consistent with ASC 260-10-45 in that at the time the expense was recognized all conditions of that issuance were satisfied and there was no circumstance under which the stock would not be issued as it eventually was.

Furthermore, the Company’s obligation to issue the shares was always acknowledged.  There was no variability to the number of shares to be issued and there were no provisions requiring stock be issued at any specific time or penalties would accrue.  All shares have been issued at the exact number of shares stated in the Consulting Agreement.  Recording the stock compensation expense, the increase to equity and inclusion in the calculation of weighted average shares outstanding was done on the date specified in the agreement at market prices.  No liability was recorded due to the fact that the agreement was payable in stock and the classification in equity more accurately reflects the nature of the transaction.  Whether or not the stock had been issued is not relevant to the obligation of the Company to issue the stock.  In our opinion displaying the stock payable as a separate component on the statement of shareholders’ equity more clearly identifies the nature of the liability as being related to stock.  We believe that displaying the issuable stock as a non equity liability does not allow the reader of financial statements to fully understand the true nature of the components of our debt and equity.  In addition, as a proxy, it is customary for stock payable to be reflected as equity in the case of private placements where cash has been received and stock unissued as of a reporting date.  Based on the foregoing, we take the added step of segregating our equity for such stock payable on our financial statements and disclosures so that the reader clearly understands the components of our financial position and that basic EPS represents the true measure of our performance over our reporting periods.

14. Other – We acknowledge the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ADJUSTMENT RECONCILIATION (Please refer to the comment response below for explanation of the adjustments described below

Comment #9 - (Q2 2010 period adjustment)

Dr. Other income

$122,618

   Cr. Common stock

$122,618

6/22/10 – To reverse other income for the cancellation by Dutchess of 4,087,270 shares originally recorded as an increase to other income and common stock, but which should have no financial statement impact except on earnings per share.

Comment #10 – (Q2 2010 period adjustment)

Dr. Common stock

$324,647

   Cr. Stock compensation expense

$324,647

6/25/10 – To record the actual expense of $75,353 ($400,000 reported - $324,647 adjustment) related to the Commitment Fee shares issued with respect to the Investment Agreement dated December 18, 2009.

Comment #11 - (Q3 2010 period adjustment)

Dr. Other expense – Beneficial conversion feature

$64,937

   Cr. Common stock

$64,937

9/30/10 – To record the beneficial conversion feature resulting from promissory note modifications.

The net effect on our net income for the statement of operations for the quarter ended June 30, 2010 is a credit of $202,029 (Net of Comment #9 and #10 above).  Net income for the three and six months ended June 30, 2010 was reported as $426,240 and $1,378,644, respectively, of which the proposed adjustment of $202,029 represents a positive adjustment of 47% and 15%, respectively.

The reported net loss for the nine months ended September 30, 2010 was $1,667,929.  A net credit of $137,092 (combining all three adjustments above) represents a positive adjustment of 8%.

Since the proposed Q2 and Q3 adjustments above would have a positive impact on the reported statement of operations, all the adjustments above do not effect assets or liabilities only equity and there is no cash impact, we do not feel that it would negatively dissuade potential or current investors compared to adjustments that result in additional expense and a larger net loss or a material effect on assets and liabilities.  Thus, we are proposing to leave the Q2 and Q3 filings as is and make the adjustments in our fourth quarter and yearend financial statements.